12g3-2(b)

RECEIVED
2007 AUG -7 A 2:42
FICE OF INTERNATIONAL CORPORATE FINANCE

082-04575

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

07025761

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 1st August 2007

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of July.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
AUG 08 2007
THOMSON FINANCIAL

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

Notarial register no. 91946 Folder no. 23418

MINUTES OF BOARD DIRECTORS' MEETING

ITALIAN REPUBLIC

In the year 2007, on the 28th day of the month of June, at 16.30 pm.
In Cologno Monzese (Milan), viale Europa 48.

Before me Guido Roveda, notary public practising in Milan, Milan Register of Notaries,

appeared Mr:

- **FEDELE CONFALONIERI**, born in Milan August 6, 1937, with elected domicile for professional purposes in Milan, via Paleocapa 3.

Said person, of whose personal identity I am certain, in his capacity as Chairman of the Board of Directors and legal representative of

"MEDIASET S.P.A."

with head office in Milan, Via Paleocapa 3, paid in share capital of Euro 614,238,333.28 (sixhundredandfourteenmilliontwohundredandthirtyeight thousandthreehundredandthirtythreepointtwoeight), Milan Company Register number, fiscal code and VAT number 09032310154, requested my assistance in the preparation of the minutes of the Board of Directors' meeting of the company, called today, in this place and at 3 pm, by letter sent on June 22, 2007 by facsimile to the directors and auditors with the right to attend, pursuant to article 19 of the company constitution, to vote on the items on the following

AGENDA

Ordinary part:

OMISSIS

Extraordinary part:

Amendments to articles 17 (Board of Directors), 27 (Board of Statutory Auditors) and 28 (Company Accountant) of the company constitution pursuant to Legislative Decree 303/2006; pertinent resolutions.

Fedele Confalonieri, unanimously appointed chairman of the meeting by those present, after establishing that in addition to himself, Chairman of the

Board of Directors, the following directors were also in attendance:

Giuliano Adreani

Pasquale Cannatelli

Paolo Andrea Colombo

Mauro Crippa

Bruno Ermolli

Luigi Fausti

Marco Giordani

Alfredo Messina

Gina Nieri

Carlo Secchi

Attilio Ventura

and that standing auditors Achille Frattini, Chairman of the Board of Statutory Auditors, Francesco Antonio Giampaolo and Riccardo Perotta were in attendance, while directors Marina Berlusconi and Pier Silvio Berlusconi justified their absence and that all the formalities required by the law and the company constitution were observed, declared the meeting to have a quorum and opened the session.

The Chairman first informed those in attendance that the meeting was a continuation of the meeting called today at 3 pm in the same place, which had already dealt with the items on the agenda in the ordinary part of the meeting.

He then moved on to the only item on the agenda in the extraordinary part, and explained to the meeting the reasons in favour of exercising the faculty granted by article 23 of the company constitution, pursuant to article 2365, section 2, of the Italian Civil Code, to amend the company constitution in line with the provisions of Italian law 262/2005, legislative decree 303/2006 and the regulatory provisions issued by Consob on May 3, 2007, amending issuer regulation no. 11971, May 14, 1999, in execution of the recent rules which amend legislative decree 58/98.

In detail, articles 17 (Board of Directors), 27 (Board of Statutory Auditors) and 28 (Company Accountant) were to be amended as indicated in the text distributed in advance to the directors and auditors with the right to attend

the meeting.

He then informed the meeting that, if the Board voted in favour of the above proposals, it would be necessary to adopt a revised text of the company constitution.

The Board of Directors, having heard the Chairman's report, unanimously

resolved

a) to modify article 17 of the company constitution (Board of Directors), replacing the current text with the text given below:

"Article 17)

1. The company shall be run by a Board of Directors composed of no fewer than five nor more than twenty-one Directors, who may be re-elected.

2. The General Meeting shall, before appointing the Board, decide on its period of office (subject to the time-limits prescribed by law) and the number of directorships.

3. The Board of Directors shall be appointed by the General Meeting on the basis of lists, each list naming and serially numbering its (twenty-one or fewer) candidates.

Any candidate whose name appears on more than one list shall be disqualified.

No member may, alone or with others, present more than one list, not even through an intermediary or trustee. Members subject to a common controlling interest as defined in Civil Code Article 2359 may present only one list, alone or with others. Members belonging to a voting syndicate may likewise present only one list, alone or with others.

If any member fails to comply with the above rule then any vote given by that member to any of the lists presented by that member shall be void.

Lists may only be presented by members or groups of members representing at least 2.5% (two and a half percent) of the share capital formed of shares with voting rights at the ordinary General Meeting, or the other percentage established by the law as it stands at the time and which will be stated from time to time in the notice convening the General Meeting to appoint the Board of Directors.

Each list must include and clearly identify at least two candidates who may

be classified as independent pursuant to the law as it stands at the time.

Lists, accompanied by the candidates' professional CVs containing comprehensive information on their personal and professional characteristics and certifying that they may properly be classified as independent according to the law as it stands at the time, signed by the presenting members, must be lodged at the Company's registered office at least 15 (fifteen) days before the date set for the General Meeting at first call, together with (i) details regarding the identity of the members who presented the list and the total percentage stake they hold and (ii) a declaration that the presenters have no pacts or links of any kind whatsoever with other members. Declarations from the individual candidates must be lodged by the same date, agreeing to stand and declaring, on their own responsibility, that there is no cause why they cannot be elected nor any legal impediment to their serving as Directors. Together with each list, within the above term, the additional information required according to the law as it stands at the time, and which will be stated in the notice convening the meeting, must also be lodged at the registered office.

Members lodging lists must present the documentation establishing their membership status no later than two full days before the date of the General Meeting.

4. When the voting ends, the votes obtained by each list shall be divided by the integers from one to the number of Directors to be elected. The resulting quotients are then allocated, one each, to the candidates on that list, in accordance with the order in which their names appear there.

All the candidates on all the lists are then arranged in descending order of their individual quotients.

Those with the highest quotients are declared elected, until all the directorships up to the number set by the General Meeting have been filled, subject however to the condition that the candidate at the head of the list which obtained the second-highest number of votes, and who is in no way connected, even indirectly, to the members who presented or voted in favour of the list which obtained most votes, must be made a director. This

means that if that candidate's quotient is not high enough for election, then the lowest placed candidate from the winning list is not appointed director, but the last directorship must go to the candidate appearing at the head of the second list which obtained the highest number of votes.

5. If, at the end of the procedure in paragraph 4 above, insufficient directors who can be classified as independent have been appointed according to the law as it stands at the time, the following procedure is applicable.

If the board has seven or less directors, the candidate with the lowest quotient in the first list (or next lowest if the last candidate has been replaced by the minority director pursuant to paragraph 4 above) is replaced by the first unelected independent candidate to appear subsequently in said list.

If the board has more than seven members and as a result of the procedure in paragraph 4 above only one independent director has been appointed, the non independent candidate with the lowest quotient in the first list (or next lowest if the last candidate has been replaced by the minority director pursuant to paragraph 4 above) is replaced by the first unelected independent candidate to appear subsequently in said list.

If the board has more than seven members and as a result of the procedure in paragraph 4 above no independent directors have been appointed: (i) the candidate with the lowest quotient in the first list (or next lowest if the last candidate has been replaced by the minority director pursuant to paragraph 4 above) is replaced by the first unelected independent candidate to appear subsequently in said list, and (ii) the non independent candidate elected with the lowest quotient in the second list that obtained the highest number of votes is replaced by the first unelected independent candidate to appear subsequently in the same list; if all the directors are elected from just one list, the second independent director will be also be appointed from said list according to the aforementioned criteria.

6. The candidate appearing at the head of the list which obtained the highest number of votes shall be appointed Chairman of the Board of Directors.

7. If there are more candidates with the same quotient in competition for one of the places on the Board of Directors, then the candidate shall be elected who appears on the list which has not yet had any director elected, or the list which has had the fewest directors elected. If none of the lists involved has yet had a director elected, or all of them have had the same number of directors elected, then the candidate from whichever of these lists has obtained the highest number of votes shall be elected. If, as well as individuals having the same quotient and lists have obtained the same number of votes, then the General Meeting shall take another vote, in which the candidate who obtains a simple majority of the votes shall be elected.

8. If only one list has been presented, the General Meeting shall vote on it; and if it obtains a relative majority, then the candidates listed on it shall be elected as directors in progressive order until the number of directorships set by the General Meeting has been filled, without prejudice to the fact that at least as many independent directors must be appointed as is established by the law as it stands at the time. The candidate at the head of the list shall be elected Chairman of the Board of Directors.

9. If no lists are presented, the Board of Directors shall be appointed by the General Meeting, with the majority requirements as specified by law, in such a way as to ensure that the necessary number of directors are appointed who can be classified as independent according to the law as it stands at the time.

10. If one or more directorships should fall vacant for any reason, the remaining directors shall fill same by co-option, ensuring that there is the required number of directors who can be classified as independent according to the law.

11. Directors appointed pursuant to Article 2386 of the Civil Code shall be elected by the General Meeting with the majority requirements as specified by law; the period of office of Directors appointed in this way shall expire at the same time as that of those already in office at the time of their appointment.";

b) to amend article 27 of the company constitution (Supervisory Board), replacing the current text with the following:

"**Article 27)**

1. The Annual General Meeting shall elect a Supervisory Board composed of three full and two alternate members, to remain in office for three financial years, until the date of the General Meeting convened to approve the Financial Statements for the third financial year of their term in office; members of the Supervisory Board may be re-elected.

All members of the Supervisory Board must be on the register of qualified auditing accountants kept by the Justice Ministry and have no less than three years' experience of the statutory auditing of accounts.

Members of the Supervisory Board must also satisfy the legal and regulatory requirements in force from time to time, and the Board of Directors shall satisfy itself they do so.

2. Members of the Supervisory Board shall be appointed on the basis of lists presented by company members according to the following procedure.

The lists must contain at least one candidate to the position of Full Member of the Supervisory Board and one candidate to the position of Alternate Member, and may contain up to a maximum of three candidates to the position of Full Member of the Supervisory Board and of two candidates to the position of Alternate Member. The candidates shall be listed with a progressive number.

Each list shall contain candidates' names, numbered and in order. Each list shall have two sections: one of candidates for the position of Full Member of the Supervisory Board, and the other of candidates for the position of Alternate Member. Any candidate whose name appears on more than one list shall be disqualified.

3. Lists may only be presented by members or groups of members who, at the time the lists are presented, represent the percentage of the share capital required by the company constitition to present lists for the appointment of the members of the Board of Directors. No member may present or vote for more than one list, not even through an intermediary or trustee. Members belonging to the same group and members who have signed a shareholders' agreement regarding the shares of the Company may not, alone or with others, present or vote for more than one list, not

even through an intermediary or trustee.

4. Lists, accompanied by the professional CVs of the individuals listed and signed by their presenting members, must be lodged at the Company's registered office at least 15 (fifteen) days before the date set for the General Meeting at first call to appoint the Supervisory Board, together with (i) information regarding the identity of the members presenting the list, including the total percentage of the share capital held and the certificate issued by a registered intermediary proving ownership of said shares, (ii) a declaration that the presenters have no pacts or links of any kind whatsoever with other significant members pursuant to the law and regulations in force, (iii) a CV of each candidate containing comprehensive information on the personal and professional characteristics of the candidates and (iv) the additional information required according to the law as it stands at the time, which will be stated in the notice convening the General Meeting. Declarations from individual candidates must be lodged by the same date, agreeing to stand and declaring, on their own responsibility, that there is no cause (including the restriction on corporate office-holding referred to in the next subparagraph) why they cannot be elected, nor any legal impediment to their serving on the Supervisory Board and that they satisfy any requirements prescribed by law, regulations or the company constitution for members of the Supervisory Board. The list of administration and control offices held by each candidate at other companies must also be lodged within the same term.

5. No person may be elected to the Supervisory Board who holds more directorships and/or memberships of supervisory boards than is allowed by the legal and regulatory requirements in force from time to time.

6. Any list presented in contravention of any of the above provisions shall not be voted on.

7. The procedure for the election of the members of the Supervisory Board shall be as follows:

a) two full members and one alternate member of the Supervisory Board shall be drawn from the list obtaining the most votes at the AGM, in progressive order as listed in that list's sections;

b) the remaining full member of the Supervisory Board, and the other alternate member, shall be drawn from the second list obtaining the highest number of votes at the AGM, out of the lists presented and voted by members who are not linked to the reference members pursuant to article 148, clause 2, of the Consolidation Act on the subject of financial Intermediaries, in progressive order as listed in that list's two sections.

If more lists obtain the same number of votes, all of these lists shall be balloted once more in a run-off vote, according to the law as it stands at the time, and the candidates on the list obtaining the most votes shall be elected by simple majority.

8. The candidate at the head of the Full-Member Candidates section of the list, elected pursuant to paragraph 7.b) above, shall be elected Chairman of the Supervisory Board.

9. If only one list has been presented, the General Meeting shall vote on that list; if it obtains a relative majority, then the three candidates at the head of its Full-Member Candidates section shall be elected as full members of the Supervisory Board and the two candidates at the head of the Alternate-Member Candidates section shall be elected as alternate members; the person indicated at the head of the Full-Member Candidates section of that list shall be appointed Chairman of the Supervisory Board.

Any vacancy among the Full Members of the Supervisory Board due to death, resignation or termination shall be filled by the highest-listed of the Alternate Members. If the vacancy was that of the Chairman, the Supervisory Board shall appoint another of its number to be the new Chairman, to remain in office until the next General Meeting, which shall restore the numbers of the Supervisory Board.

10. If no lists are forthcoming, the Supervisory Board and its Chairman shall be appointed by the General Meeting with the majority requirements as specified by the law.

11. If two or more lists were presented, then a vacancy among the Full Members of the Supervisory Board due to death, resignation or termination shall be filled by the Alternate Member from the same list as the departed Full Member.

12. If it is not possible to replace members according to the arrangements above, or if the law requires other arrangements, then a General Meeting shall be convened to restore the numbers of the Supervisory Board in accordance with the principle that minority representation is necessary.

13. The General Meeting shall determine the remuneration payable to members of the Supervisory Board, in addition to the reimbursement of their expenses incurred in the performance of their duties.

14. The powers and duties of members of the Supervisory Board shall be as prescribed by law.";

c) to amend article 28 of the company constitution (Company Accountant) with the following text:

"Article 28)

The Board of Directors, after taking into account the opinion of the Supervisory Board, appoints and terminates the appointment of the executive responsible for preparing the company's accounting documents, selected from candidates with at least three years experience in (a) administration or control activities, ie. financial, accounting or control management functions at joint stock companies with share capital of no less than EUR 2 million, or consortia between joint stock companies with total share capital of no less than EUR 2 million, or (b) professional legal, economic or financial work closely related to the activities of the Company, or (c) management functions with public entities or administrations operating in the banking, financial and insurance sectors, or in any case in sectors which are closely related to that in which the Company operates.

The sectors of activity closely related to that in which the Company operates are the sectors given in article 4 of this company constitution. The Board shall grant the Company Accountant adequate powers and resources to carry out his/her duties as required by the law and regulations.

The provisions governing directors' responsibility in relation to their allotted duties shall also apply to the Company Accountant, with the exception of actions to be taken on the basis of his/her status as a company employee.";

d) to adopt, in replacement of the current constitution and with regard to the aforementioned amendments, a revised company constitution which is

attached hereto under letter -A-.

After which, as there were no more items of business to discuss and as no one asked to speak, the Chairman closed the meeting at 4.45pm.

Written on three sheets in part by me and in part typewritten by a person in my trust, of which it occupies the first ten entire sides and part of the eleventh, this document was read out by me to the parties, waiving the reading out of the attachment as expressly requested by the party appearing before me and signed at 5 pm.

FEDELE CONFALONIERI

GUIDO ROVEDA

Board of Directors Meeting 28th June 2007

Attachment -A- to Registry no. 91946/23418

COMPANY CONSTITUTION

(MEMORANDUM & ARTICLES OF ASSOCIATION)

MEDIASET SpA

COMPANY NAME

Article 1)

The name of the company is:

"MEDIASET SpA"

This name may be used in any graphic form whatsoever.

REGISTERED OFFICE

Article 2)

1. The company's Registered Office shall be in Milan.

2. It may set up and close down secondary centres, branches, agencies, representations and administrative offices in any other place within Italy or abroad.

Article 3)

Members' official addresses for all communication with the company shall be those shown in the register of members.

OBJECTS

Article 4)

The company's Objects shall be as follows:

a) Live radio and television program broadcasting. The company also is permitted to own stakes in companies that engage in the above-cited activity;

b) the production, co-production and executive production of films, long subjects, short subjects, documentaries, TV films, and shows as well as transmissions targeted in general for television and radio channels and advertising commercials, along with the copying and duplication of television programs and films;

c) the purchase, sale, distribution, rental, broadcasting and marketing in general of films, TV films, documentaries and film and television programs;

d) producing and making film soundtracks, TV films and documentaries, including dubbing;

e) music release and recording activity;

f) operating and managing film and theatre companies;

g) wall space advertising, publishing, television and audiovisual activity.

The company also is permitted to own stakes in companies that engage in these activities;

h) information, cultural and free time activity with specific focus on production &/or the management &/or the commercialization &/or the distribution of information and communication tools which are journalistic in nature, with the exclusion of daily newspapers, in whatever manner they are created, processed and circulated, whether through writing, telephony, audiovisual or television reproduction;

i) promotional activity and public relations including the organization and management of courses, conferences, congresses, seminars, exhibitions, shows and other activity relevant to research and culture such as the publishing of studies, monographs, catalogs, books, pamphlets and audiovisual materials;

l) the management of industrial and real estate complexes connected to film activity and to activity indicated in preceding points from a) to h);

m) the economic rights for intellectual property with all means of diffusion, including the marketing of brands, inventions and ornamental models connected to film and television works, merchandizing and sponsoring;

n) the construction, purchase, sale and exchange of real estate;

o) the installation and implementation of systems for the operation and management of telecommunications services in any geographical area, and the carrying out of all related activities, including the design, creation, management and marketing of its own telecommunication, computer communication and electronic products, services and systems, though excluding any activity whatsoever for which registration in professional registers is required.

These activities may be carried on in person, in association with others or on behalf of others, in Italy or abroad.

The company may also take shareholdings in other companies and firms, but shall not engage in retail share dealing; it may coordinate the finances, operations and administration of those companies and organizations in which it has a stake, or perform services for them; it may carry out any commercial, industrial, or financial transaction, or any transaction in securities or real estate, that relates to its Objects; it may take out loans or have recourse to other forms of finance whatever their nature or duration, or issue real or personal guarantees backed by securities or real estate, including sureties, pledges and mortgages, for the performance of its own obligations or that of any company or firm belonging to the same Group; and in general it may carry on any other activity whatsoever and complete any other transaction involved in, related to, or liable to further the achieving of its Objects.

The following activities are, however, excluded: retail deposit-taking as defined by the laws in force from time to time; all activities reserved to those persons who are authorised to operate retail services of financial investment or the collective management of savings; and the retail

exercise of any business whatsoever which the law classifies as "financial".

DURATION

Article 5)

The company shall continue in existence until 31 (thirty-one) December 2050 (two thousand and fifty); its existence may be prolonged thereafter, with no right of withdrawal for those members not voting in favour of the resolution.

SHARE CAPITAL

Article 6)

1. The company's share capital is €614,238,333.28.= (six hundred and fourteen million two hundred and thirty-eight thousand three hundred and thirty-three euros and twenty-eight cents), divided into 1,181,227,564 (one thousand one hundred and eighty-one million two hundred and twenty-seven thousand five hundred and sixty-four) ordinary shares of nominal value €0.52 (fifty-two cents) each.

2. The share capital may be increased by means of contributions in money, in kind and/or in receivables. Only the General Meeting may issue any bond which confers rights to subscribe any of the company's shares.

3. Without prejudice to any other provision concern capital increases, the capital may be increased (by means of contributions in money and without any option rights) by amounts not exceeding 10% (ten percent) of its amount prior to the increase, provided that the issue price corresponds to the market value of the shares and that this correspondence is confirmed in a special report by the company's independent auditors. The quorums necessary for any resolution under this paragraph shall be those provided for in Civil Code Articles 2368 and 2369.

4. Without prejudice to the provisions of Article 2441(viii) of the Civil Code, the General Meeting may, for the purposes of its stock option plans and by a resolution voted for by members representing over half the share capital (even if the resolution is adopted by the General Meeting at a meeting other than on first convening), resolve upon an increase in the share capital by amounts not exceeding 5% of its amount prior to the increase; there shall be no option rights, and the subscription price may be set at a discount to the average stock market price, providing that subscription price has been determined by reference to the objective parameters provided for in those stock option plans. The minimum subscription price per share shall in no circumstances be lower than its value in proportion to the Net Worth shown in the accounts or the nominal value, whichever is higher.

5. The General Meeting may under Civil Code Article 2443 delegate its decision-making capacity in relation to the matters in the above subparagraphs to the Board of Directors.

Article 7)

1. The company's shares are registered by name, indivisible and freely transferable.

2. All representation, authentication, and shareholder information provisions relevant to securities traded in regulated markets shall apply.

Article 8)

Moneys may be contributed by the members to the company in the following legal forms, in accordance with the combined provisions of Civil Code Articles 2497-quinquies and 2467 and other laws:

a) as contributions on capital account without any right to enforce repayment;

b) as enforceable loans, either interest-bearing or not.

GENERAL MEETING

Article 9)

1. General Meetings shall be held at the Company's registered office or elsewhere within Italy.

2. General Meetings (first and second convening) shall be convened by means of a notice giving the date, time, place and agenda for the meeting. The notice may also give the same details for one or more subsequent convenings beyond the second. If it does not, then the General Meeting's third or subsequent convenings must be within 30 (thirty) days of the preceding convenings, the period prescribed in Civil Code Article 2366(ii) being reduced to 8 (eight) days.

3. The convening notice must be published in the Official Gazette of the [Italian] Republic or in the [Milan] daily newspaper "Il Sole 24 Ore ".

Article 10)

1. An Annual General Meeting for the approval of the Financial Statement (AGM) must be convened at least once a year, not more than one hundred and twenty days after the end of the company's financial year, or one hundred and eighty days if the company is obliged to produce a Consolidated Financial Statement or if the particular demands of the company's structure or Objects so require.

2. Reasons for the extended deadline must be given in the Annual Report of the Board of Directors.

Article 11)

Members may take part in the General Meeting provided they have sent the Company the Agent's Notification prescribed in Civil Code Article 2370(ii), to arrive no later than two whole days before the date of the particular meeting in question.

The lodging of the Agent's Notification shall not prevent a member disposing of his/her shares before the General Meeting takes place. In such cases the purchaser of the shares may only take part in the General Meeting if he/she has completed the formalities laid down in the preceding subparagraph no later than two whole days before the date of the particular meeting in question.

Article 12)

Any member entitled to take part in the General Meeting may arrange to be represented, by means of a written form of proxy, as provided for in law.

Article 13)

1. The General Meeting shall be chaired by the Chairman of the Board or, failing him/her, by the Vice Chairman if one has been appointed; in the absence or incapacity of all these officers, the General Meeting shall be chaired by another person elected by a majority of the members present, in accordance with the number of votes at the disposal of each.

2 The person chairing the meeting may at his/her discretion, and shall in all those cases where the law so requires, arrange for its Minutes to be drawn up by a notary of his/her choice.

3. The General Meeting shall, if the Minutes are not to be drawn up by a notary, appoint a Minutes Secretary (who need not be a member) and, where it thinks fit, two scrutineers who shall either be shareholders or members of the Supervisory Board.

Article 14)

1. The person chairing the General Meeting shall, through his/her appointed representatives if he/she wishes, verify attendance and speaking entitlements, the proper constitution of the meeting, and the identity and credentials of those present; and shall govern its conduct and determine the results of its votes, which must be duly recorded in the Minutes.

2. The Annual General Meeting shall, under Civil Code Article 2364(vi), approve any standing orders for its own proceedings.

Article 15)

1. Decisions made by the General Meeting shall be duly recorded in Minutes signed by the person chairing the meeting, its secretary and any scrutineers.

2. The fact that Article 23 of this company constitution delegates to the governing body the power to make decisions on matters which by law belong to the Extraordinary General Meeting shall not diminish the competence of the General Meeting itself, which still retains the power to decide such matters.

Article 16)

The normal provisions of the law shall apply to the proper constitution of first and subsequent convenings of General Meetings (AGMs and EGMs), and to the taking of decisions at such meetings.

BOARD OF DIRECTORS

Article 17)

1. The company shall be run by a Board of Directors composed of no fewer than five nor more than twenty-one Directors, who may be re-elected.

2. The General Meeting shall, before appointing the Board, decide on its period of office

(subject to the time-limits prescribed by law) and the number of directorships.

3. The Board of Directors shall be appointed by the General Meeting on the basis of lists, each list naming and serially numbering its (twenty-one or fewer) candidates.

Any candidate whose name appears on more than one list shall be disqualified.

No member may, alone or with others, present more than one list, not even through an intermediary or trustee. Members subject to a common controlling interest as defined in Civil Code Article 2359 may present only one list, alone or with others. Members belonging to a voting syndicate may likewise present only one list, alone or with others.

If any member fails to comply with the above rule then any vote given by that member to any of the lists presented by that member shall be void.

Lists may only be presented by members or groups of members representing at least 2.5% (two and a half percent) of the share capital formed of shares with voting rights at the ordinary General Meeting, or the other percentage established by the law as it stands at the time and which will be stated from time to time in the notice convening the General Meeting to appoint the Board of Directors.

Each list must include and clearly identify at least two candidates who may be classified as independent pursuant to the law as it stands at the time.

Lists, accompanied by the candidates' professional CVs containing comprehensive information on their personal and professional characteristics and certifying that they may properly be classified as independent according to the law as it stands at the time, signed by the presenting members, must be lodged at the Company's registered office at least 15 (fifteen) days before the date set for the General Meeting at first call, together with (i) details regarding the identity of the members who presented the list and the total percentage stake they hold and (ii) a declaration that the presenters have no pacts or links of any kind whatsoever with other members. Declarations from the individual candidates must be lodged by the same date, agreeing to stand and declaring, on their own responsibility, that there is no cause why they cannot be elected nor any legal impediment to their serving as Directors. Together with each list, within the above term, the additional information required according to the law as it stands at the time, and which will be stated in the notice convening the meeting, must also be lodged at the registered office.

Members lodging lists must present the documentation establishing their membership status no later than two full days before the date of the General Meeting.

4. When the voting ends, the votes obtained by each list shall be divided by the integers from one to the number of Directors to be elected. The resulting quotients are then allocated, one each, to the candidates on that list, in accordance with the order in which their names appear there.

All the candidates on all the lists are then arranged in descending order of their individual quotients.

Those with the highest quotients are declared elected, until all the directorships up to the number set by the General Meeting have been filled, subject however to the condition that the candidate at the head of the list which obtained the second-highest number of votes, and who is in no way connected, even indirectly, to the members who presented or voted in favour of the list which obtained most votes, must be made a director. This means that if that candidate's quotient is not high enough for election, then the lowest placed candidate from the winning list is not appointed director, but the last directorship must go to the candidate appearing at the head of the second list which obtained the highest number of votes.

5. If, at the end of the procedure in paragraph 4 above, insufficient directors who can be classified as independent have been appointed according to the law as it stands at the time, the following procedure is applicable.

If the board has seven or less directors, the candidate with the lowest quotient in the first list (or next lowest if the last candidate has been replaced by the minority director pursuant to paragraph 4 above) is replaced by the first unelected independent candidate to appear subsequently in said list.

If the board has more than seven members and as a result of the procedure in paragraph 4 above only one independent director has been appointed, the non independent candidate with the lowest quotient in the first list (or next lowest if the last candidate has been replaced by the minority director pursuant to paragraph 4 above) is replaced by the first unelected independent candidate to appear subsequently in said list.

If the board has more than seven members and as a result of the procedure in paragraph 4 above no independent directors have been appointed: (i) the candidate with the lowest quotient in the first list (or next lowest if the last candidate has been replaced by the minority director pursuant to paragraph 4 above) is replaced by the first unelected independent candidate to appear subsequently in said list, and (ii) the non independent candidate elected with the lowest quotient in the second list that obtained the highest number of votes is replaced by the first unelected independent candidate to appear subsequently in the same list; if all the directors are elected from just one list, the second independent director will be also be appointed from said list according to the aforementioned criteria.

6. The candidate appearing at the head of the list which obtained the highest number of votes shall be appointed Chairman of the Board of Directors.

7. If there are more candidates with the same quotient in competition for one of the places on the Board of Directors, then the candidate shall be elected who appears on the list which has not yet had any director elected, or the list which has had the fewest directors elected. If none of the

lists involved has yet had a director elected, or all of them have had the same number of directors elected, then the candidate from whichever of these lists has obtained the highest number of votes shall be elected. If. as well as individuals having the same quotient and lists have obtained the same number of votes, then the General Meeting shall take another vote, in which the candidate who obtains a simple majority of the votes shall be elected.

8. If only one list has been presented, the General Meeting shall vote on it; and if it obtains a relative majority, then the candidates listed on it shall be elected as directors in progressive order until the number of directorships set by the General Meeting has been filled, without prejudice to the fact that at least as many independent directors must be appointed as is established by the law as it stands at the time. The candidate at the head of the list shall be elected Chairman of the Board of Directors.

9. If no lists are presented, the Board of Directors shall be appointed by the General Meeting, with the majority requirements as specified by law, in such a way as to ensure that the necessary number of directors are appointed who can be classified as independent according to the law as it stands at the time.

10. If one or more directorships should fall vacant for any reason, the remaining directors shall fill same by co-option, ensuring that there is the required number of directors who can be classified as independent according to the law.

11. Directors appointed pursuant to Article 2386 of the Civil Code shall be elected by the General Meeting with the majority requirements as specified by law; the period of office of Directors appointed in this way shall expire at the same time as that of those already in office at the time of their appointment.;

Article 18)

1. If no Chairman has been appointed by the General Meeting, or if the Chairman appointed by the General Meeting leaves office for any reason whatsoever, the Board shall choose and appoint one of its number as Chairman with authority to represent the company.

2. The Board may elect one or more Vice Chairmen, who shall act in the Chairman's place and represent the company in the event of the Chairman's absence or incapacity.

3. A Vice Chairman's actual exercise of the power to represent the company shall be sufficient warrant of the Chairman's absence or incapacity, and shall relieve any person of the duty of further verifying such absence or incapacity and of any liability in relation thereto.

4. If more than one Vice Chairman is appointed, the Board shall determine the arrangements under which they shall act in the Chairman's place.

5. Lastly, the Board may appoint a Secretary, who need not be a member of the Board.

Article 19)

1. The Board shall meet whenever the Chairman considers it necessary, or at the written request

of at least two directors.

2. The Chairman may convene Board meetings at the company's registered office or elsewhere.

3. Board meetings shall be convened by the Chairman of the Board (or by a Vice Chairman deputizing for the Chairman, or by the Supervisory Board, or by any Full Member of the Supervisory Board,
providing that the Chairman of the Board of Directors has been notified beforehand), by registered letter, telegram, fax or e-mail sent to every Director and to every Full Member of the Supervisory
Board (at their addresses/numbers as previously given by each addressee), no later than five days before the date set for the meeting, or in an emergency by telegram, fax or e-mail sent at least one day before the date set for the meeting. More than one of the above means may be used for these convening notices.

4. Board meetings may be held by teleconference or videoconference provided that all those taking part can be identified and are in a position to participate in real time in discussing and disposing of the agenda items, and to receive, transmit or display documents. When these conditions are met, the Board meeting shall be deemed to be held in the place where the person chairing the meeting is located; the secretary of the meeting must be in the same place.

Article 20)

Directors and members of the Supervisory Board shall at least once a quarter be kept informed, at Board meetings, by the Board's delegated committees or officers or by others, about the company's general performance and foreseeable prospects, and about any significant transactions in terms of its profitability, finances, assets and liabilities, as well as any transactions in which the any director has a personal or representative interest or which have been influenced by any person in a position to exercise control and coordination over the company. The corresponding information shall also be provided in relation to the company's controlled subsidiaries. Where required for reasons of urgency or convenience, this information may also be given to its proper recipients by letter.

Article 21)

1. Meetings of the Board shall be properly constituted and their decisions valid only if a majority of its current members is present or, where no advance notice has been given, if all its current members are present together with all the full members of the Supervisory Board.

2. Board decisions shall be valid if voted for by a majority of the directors attending.

3. Board decisions shall be recorded in minutes, duly signed by the person chairing the meeting and by its secretary.

Article 22)

1. Where, due to resignation or any other cause, one half or more of the directorships have

fallen vacant, the entire Board's mandate shall expire immediately. The Supervisory Board, which shall take over the ordinary management of the company until the Board has been reconstituted, shall convene a General Meeting without delay for the purpose of appointing the new governing body.

2. The mandate of any director who no longer meets all the requirements mentioned in Article 17 of the company constitution shall expire immediately.

Article 23)

1. The Board of Directors shall have all powers of ordinary and extraordinary management of the company.

2. The following matters shall be determined only by the Board of Directors, and shall not be delegated:

- the concluding of any contract or legally-binding relationship whatsoever between the company and any of its members holding 5% or more of the share capital (or any company belonging to the same group as such a member, i.e. any of the company's controlled subsidiaries, any company or individual with a controlling interest in the company, and any company controlled by such a company or individual), where the amount involved exceeds €13,000,000.00.= (thirteen million euros and no cents);

-the concluding of any contract or legally-binding relationship whatsoever where the amount involved exceeds €130,000,000.00.= (one hundred and thirty million euros and no cents);

-the issuing of non-convertible bonds, subject to the limits laid down in Civil Code Article 2412 and also to a maximum of €300,000,000.00.= (three hundred million euros and no cents). Only an Extraordinary General Meeting may authorize an issue exceeding this limit.

3. Without prejudice to the provisions of Article 15.2 of this company constitution, the Board of Directors shall have the power to make decisions relating to mergers in those cases described in Civil Code Article 2505, to set up or close down secondary centres, to authorize any director to represent the company, to reduce the share capital in the event of a member's withdrawal, or to amend the company constitution in order to bring it into line with legal or regulatory provisions.

Article 24)

The Board shall, without prejudice to the provisions of Civil Code Article 2381, have powers to do the following:

a) appoint an Executive Committee, if the Board itself numbers at least seven; to determine the Executive Committee's numbers; and to delegate to it all or part of its own powers and duties save only those reserved by law to the Board; if an Executive Committee is appointed, the following officers shall belong to it ex officio without counting towards its designated numbers: the Chairman of the Board, any Vice Chairmen and any Managing Director(s). In the event of resignations the Board may appoint further directors to restore the Executive Committee's

numbers to the level established. The provisions above concerning the convening of the Board and the conduct of its meetings shall also apply to meetings of the Executive Committee. Executive Committee members shall continue to serve on the Executive Committee until their directorship expires;

b) set up other Committees (whose members need not all be directors), determine their duties, powers and remuneration (if any), and prescribe how they are to be composed and to function. If such a committee includes non-directors then its powers shall be advisory only;

c) delegate all or part of its own powers to one or more of its members (who may or may not be given the title of "Managing Director"), though without prejudice to the provisions of Article 23 of this company constitution;

d) appoint a General Manager and one or more Managers, and determine their powers; and grant powers of attorney for the execution of particular deeds or categories of deed;

e) set the remuneration for those directors who have been assigned particular duties, taking into consideration the advice of the Supervisory Board.

Article 25)

Power to represent the company shall be vested in the Chairman, and in any Vice Chairmen, and in the Managing Directors, acting severally.

Article 26)

1. Directors shall be entitled to reimbursement of their expenses incurred in the discharge of their duties.

2. The General Meeting shall set an overall amount for the remuneration of all the directors.

3. The General Meeting may also grant the directors other kinds of indemnity or reward.

SUPERVISORY BOARD

Article 27)

1. The Annual General Meeting shall elect a Supervisory Board composed of three full and two alternate members, to remain in office for three financial years, until the date of the General Meeting convened to approve the Financial Statements for the third financial year of their term in office; members of the Supervisory Board may be re-elected.

All members of the Supervisory Board must be on the register of qualified auditing accountants kept by the Justice Ministry and have no less than three years' experience of the statutory auditing of accounts.

Members of the Supervisory Board must also satisfy the legal and regulatory requirements in force from time to time, and the Board of Directors shall satisfy itself they do so.

2. Members of the Supervisory Board shall be appointed on the basis of lists presented by company members according to the following procedure.

The lists must contain at least one candidate to the position of Full Member of the Supervisory

Board and one candidate to the position of Alternate Member, and may contain up to a maximum of three candidates to the position of Full Member of the Supervisory Board and of two candidates to the position of Alternate Member. The candidates shall be listed with a progressive number.

Each list shall contain candidates' names, numbered and in order. Each list shall have two sections: one of candidates for the position of Full Member of the Supervisory Board, and the other of candidates for the position of Alternate Member. Any candidate whose name appears on more than one list shall be disqualified.

3. Lists may only be presented by members or groups of members who, at the time the lists are presented, represent the percentage of the share capital required by the company constitition to present lists for the appointment of the members of the Board of Directors. No member may present or vote for more than one list, not even through an intermediary or trustee. Members belonging to the same group and members who have signed a shareholders' agreement regarding the shares of the Company may not, alone or with others, present or vote for more than one list, not even through an intermediary or trustee.

4. Lists, accompanied by the professional CVs of the individuals listed and signed by their presenting members, must be lodged at the Company's registered office at least 15 (fifteen) days before the date set for the General Meeting at first call to appoint the Supervisory Board, together with (i) information regarding the identity of the members presenting the list, including the total percentage of the share capital held and the certificate issued by a registered intermediary proving ownership of said shares, (ii) a declaration that the presenters have no pacts or links of any kind whatsoever with other significant members pursuant to the law and regulations in force, (iii) a CV of each candidate containing comprehensive information on the personal and professional characteristics of the candidates and (iv) the additional information required according to the law as it stands at the time, which will be stated in the notice convening the General Meeting. Declarations from individual candidates must be lodged by the same date, agreeing to stand and declaring, on their own responsibility, that there is no cause (including the restriction on corporate office-holding referred to in the next subparagraph) why they cannot be elected, nor any legal impediment to their serving on the Supervisory Board and that they satisfy any requirements prescribed by law, regulations or the company constitution for members of the Supervisory Board. The list of administration and control offices held by each candidate at other companies must also be lodged within the same term.

5. No person may be elected to the Supervisory Board who holds more directorships and/or memberships of supervisory boards than is allowed by the legal and regulatory requirements in force from time to time.

6. Any list presented in contravention of any of the above provisions shall not be voted on.

7. The procedure for the election of the members of the Supervisory Board shall be as follows:
a) two full members and one alternate member of the Supervisory Board shall be drawn from the list obtaining the most votes at the AGM, in progressive order as listed in that list's sections;
b) the remaining full member of the Supervisory Board, and the other alternate member, shall be drawn from the second list obtaining the highest number of votes at the AGM, out of the lists presented and voted by members who are not linked to the reference members pursuant to article 148, clause 2, of the Consolidation Act on the subject of financial Intermediaries, in progressive order as listed in that list's two sections.

If more lists obtain the same number of votes, all of these lists shall be balloted once more in a run-off vote, according to the law as it stands at the time, and the candidates on the list obtaining the most votes shall be elected by simple majority.

8. The candidate at the head of the Full-Member Candidates section of the list, elected pursuant to paragraph 7.b) above, shall be elected Chairman of the Supervisory Board.

9. If only one list has been presented, the General Meeting shall vote on that list; if it obtains a relative majority, then the three candidates at the head of its Full-Member Candidates section shall be elected as full members of the Supervisory Board and the two candidates at the head of the Alternate-Member Candidates section shall be elected as alternate members; the person indicated at the head of the Full-Member Candidates section of that list shall be appointed Chairman of the Supervisory Board.

Any vacancy among the Full Members of the Supervisory Board due to death, resignation or termination shall be filled by the highest-listed of the Alternate Members. If the vacancy was that of the Chairman, the Supervisory Board shall appoint another of its number to be the new Chairman, to remain in office until the next General Meeting, which shall restore the numbers of the Supervisory Board.

10. If no lists are forthcoming, the Supervisory Board and its Chairman shall be appointed by the General Meeting with the majority requirements as specified by the law.

11. If two or more lists were presented, then a vacancy among the Full Members of the Supervisory Board due to death, resignation or termination shall be filled by the Alternate Member from the same list as the departed Full Member.

12. If it is not possible to replace members according to the arrangements above, or if the law requires other arrangements, then a General Meeting shall be convened to restore the numbers of the Supervisory Board in accordance with the principle that minority representation is necessary.

13. The General Meeting shall determine the remuneration payable to members of the Supervisory Board, in addition to the reimbursement of their expenses incurred in the performance of their duties.

14. The powers and duties of members of the Supervisory Board shall be as prescribed by law.;

COMPANY ACCOUNTANT

Article 28)

The Board of Directors, after taking into account the opinion of the Supervisory Board, appoints and terminates the appointment of the executive responsible for preparing the company's accounting documents, selected from candidates with at least three years experience in (a) administration or control activities, ie. financial, accounting or control management functions at joint stock companies with share capital of no less than EUR 2 million, or consortia between joint stock companies with total share capital of no less than EUR 2 million, or (b) professional legal, economic or financial work closely related to the activities of the Company, or (c) management functions with public entities or administrations operating in the banking, financial and insurance sectors, or in any case in sectors which are closely related to that in which the Company operates.

The sectors of activity closely related to that in which the Company operates are the sectors given in article 4 of this company constitution. The Board shall grant the Company Accountant adequate powers and resources to carry out his/her duties as required by the law and regulations. The provisions governing directors' responsibility in relation to their allotted duties shall also apply to the Company Accountant, with the exception of actions to be taken on the basis of his/her status as a company employee.

AUDITING OF THE ACCOUNTS

Article 29)

The accounts shall be audited by an independent audit company. The appointment, duties, powers and responsibilities of the independent auditors shall be as laid down by the relevant laws.

FINANCIAL STATEMENT; PROFITS

Article 30)

1. The Company's financial year shall close on 31 December of each year.
2. At the end of each financial year the governing body shall draw up a Financial Statement for the period as required by law.

Article 31)

1. The net profits shown in the Financial Statement shall, after deduction of not less than 5% (five percent) for the statutory reserve until that reserve reaches one fifth of the share capital, be distributed proportionally among the members, unless the General Meeting resolves on any special allocation to extraordinary reserves or other applications, or resolves to carry all or part of the profits forward to the next financial period.

2. The General Meeting may also under Civil Code Article 2349 resolve on an extraordinary dividend through the issue, without charge, of ordinary shares of a nominal total corresponding to the profits to be distributed.

Article 32)

The Board of Directors may resolve to distribute an interim dividend, subject to the arrangements permitted by law.

Article 33)

Any dividend not claimed within five years from the date on which it first became payable shall revert to the company.

WINDING UP AND LIQUIDATION – FINAL PROVISIONS

Article 34)

If at any time and for any reason whatsoever the company is to be wound up, then the General Meeting shall determine the liquidation arrangements and shall appoint one or more liquidators and specify their powers and remuneration.

Article 35)

Any matter not provided for in this company constitution shall be determined in accordance with the relevant statutory and regulatory provisions in force at the time.

FEDELE CONFALONIERI
GUIDO ROVEDA

GRUPPO MEDIASET

RECEIVED

2007 AUG -7 A 2:42

Today Telecinco our controlled company has disclosed the following press release

As, in accounting terms, Grupo Publiespaña's integration occurred as from 1 April 2004, the 2004 results provided for comparison purposes are presented – and filed with the Spanish stock market regulator (CNMV) – in combined format, that is, including Grupo Publiespaña's first quarter results.
The consolidated financial information provided for both 2005 and 2004 are in accordance with International Financial Reporting Standards (IFRS), which are applicable to Telecinco as of 1 January 2005 and in force at the date of publication.

Madrid, July 26 2007

Financial results for the first half of 2007

TELECINCO'S NET PROFIT GROWS BY 13.5% ON THE FIRST HALF

- **Telecinco leads in the annual accumulated audience ratings and is the only channel with a share of more than 20% in terms of total day (20.4%) and prime time (20.6%) audience, as well as commercial target (22.7%)**
- **Grupo Publiespaña's new record in net advertising revenues, which grew by 7.8%, reaching €533.84 million, and the adjusted cost control policy produce a net profit of €211.58 million**
- **The EBIT, at a record €293.02 million, has climbed 10.8% compared with the same period of 2006**
- **Net revenue has grown by 9.3%, to €571.91 million.**

During the first half of 2007, Telecinco has improved its financial results thanks to the efficiency of its management model, the strength of its programming and creative capacity, and the ability to adapt its commercial strategy, pillars of a business scheme that takes the channel further and further ahead of its second and third competitors. An audience average of 20.4% and the growth of net revenues from advertising by 7.8% have increased net profit for the first half of the year by 13.6%, reaching a total of €211.58 million.

After the high growth of earnings achieved in 2006, the channel has registered a new record in the first six months of 2007, confirming that it is one of the leading television channels in Europe and the leader in Spain in terms of audience, turnover, advertising, financial margins, generation of cash flow and market capitalisation. Our leadership position in these areas has allowed Telecinco to

obtain record results in revenue and operating margins (adjusted EBITDA and EBIT) as well as in net profit.

Telecinco increases net revenues from advertising by 7.8%

Telecinco has registered a new record in the first six months of 2007 with net advertising revenues of €533.84 million, 7.8% more than the €495.17 million obtained in the same period of 2006.

Telecinco has again grown its EBIT and EBITDA operating margins despite the high margins reported in 2006 and an increase in competition. The gross operating margin (adjusted EBITDA) reached €295.47 million, up by 10.6% on the first half of 2006. The company's EBIT was €293.02 million, up 10.8% on the figures from the same period of 2006 (€264.35 million).

Pre-tax profit leapt from €269.09 million in the first half of 2006 to €302.02 million, an increase of 12.2%.

Net profit totalled €211.58 million, representing an increase of 13.5% on the first half of 2006 (€186.42 million).

Grupo Publiespaña hits a new high with an increase of 7.9% in its gross advertising revenues

In the first six months of 2007 Grupo Publiespaña has once again ranked first in the Spanish television broadcasting market in terms of turnover with record gross advertising revenues of €558.12 million, a 7.9% increase on the same period in 2006 (€517.33 million).

Record results thanks to a careful and studied cost control policy

During the first half of 2007, total operating costs grew by 7.7% on the same period of 2006 to €278.89 million. This growth is in line with the targets set by the channel for its television operations and includes costs stemming from the integration of Jumpy and the incorporation of Mediacinco Cartera S.L.

Telecinco leads in the accumulated audience rankings and becomes the only television channel with a share of more than 20%

The strength of the channel's programming across all time slots and particularly at prime time has been Telecinco's main tool to retain its position as the only television channel with an audience share of more than 20%.

In the first half of 2007, the channel retained the top position which it consistently boasted throughout 2006. **Telecinco was the most-watched channel in January, February, March, April, May and June with a 20.4% audience share**, 2.5 points ahead of Antena 3 (17.9%) and 3 points ahead of TVE 1 (17.4%). This figure places Telecinco as the best performer compared with the same period of 2006, showing a year-on-year difference of only 0.9%, compared with Antena 3's steep decline of 2.5% and TVE 1's 1.3% decline.

Telecinco ended the first six months of 2007 as the audience share leader in the **prime time slot** with **20.6%,** beating Antena 3 by 3 points (17.6%) and TVE 1

by 3.9 points (16.7%). Similarly, Telecinco's prime time appears to be the least affected by the emergence of new competitors with a decline of only one point compared to the same period of 2006. TVE 1 dropped 1.8 points and Antena 3 again showed the greatest year-on-year decline, with its prime time down by 2.4 points.

January - June 2007

	Telecinco	Antena 3	TVE 1
Day total	**20.4%**	17.9%	17.4%
Prime Time	**20.6%**	17.6%	16.7%

With respect to the **commercial target**, in the first half of 2007, Telecinco exhibits its historic lead in the **day total - 22.7%**, 4.7 points more than Antena 3 (18%) and 9.2 points more than TVE 1(13.5%) - as well as at **prime time (23.4%)**, a figure that is 6.1 points higher than Antena 3 (17.3%) and 10.3 points higher than TVE 1 (13.1%):

	Telecinco	Antena 3	TVE 1
Commercial target, day total 2007	**22.7%**	18%	13.5%
Commercial target, prime time 2007	**23.4%**	17.3%	13.1%

Telecinco improves its relative position compared to traditional channels

If we compare the three general television channels which existed before the launch of the new channels using a calculation in which Telecinco, Antena 3 and TVE 1 account for 100% of the market, the results achieved by Telecinco in the first half of 2007 on the same period of 2006 show that the channel would have improved its relative position by 1.4% to 36.6%; Antena 3 would have dropped 1.6% from 33.8% in the first half of 2006 to 32.1% in the first half of 2007; and TVE 1 would have improved its relative position by 0.3%, from 31% to 31.2% in the first half of 2007.

	Telecinco	Antena 3	TVE 1
H1 2007	**36.6**	32.1	31.2
H1 2006	**35.3**	33.8	31
Change	+1.4	-1.6	+0.3

Comments by Paolo Vasile and Giuseppe Tringali, chief executives of Telecinco

"The advertising turnover results obtained in the first half confirm the leading position of our channel and concession. Despite greater competition, Publiespaña maintains its market share and increases its efficiency ratio. The privileged position that we have reached in our market is only a stimulus to continue improving our range of programmes and advertising formats with the aim of giving our clients an improved commercial profile and better quality service", stated **Giuseppe Tringali.**

According to **Paolo Vasile**, *"these results are a reward for the daily work and*

efforts of a team that did not let themselves be discouraged by the changes in the industry landscape and saw a determination to continue growing despite the emergence of new competitors and the negative outlook for the television business. The results we present today confirm the strength of general, commercial television".

- *Pictures of Alejandro Echevarría – the Chairman of Telecinco – and of the chief executives Paolo Vasile and Giuseppe Tringali are attached.*

TELECINCO PRESS OFFICE

Department of Communications and Media Relations
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

PRESS RELEASE

ENDEMOL ACQUISITION FINALISED

Today saw the finalisation of the agreement announced on 14 May 2007 for the acquisition, from Telefonica, of 99,7% of Endemol Investment Holding by a consortium comprising Mediacinco Cartera, Cyrte Fund II and GS Capital Partners VI.
Endemol Investment Holding owns 93,750,000 ordinary shares, representing 75% of the listed operating company Endemol N.V.

The total value of the operation comes to €2,629.6 million and includes the evaluation of the assets and liabilities of the area defined for the transaction.
The total is the result of an implicit evaluation of the listed company (Endemol N.V.) of €25 per share.
The consortium has also bought the stake held directly by Cyrte Fund II in Endemol N.V., corresponding to around 6% of the share capital and with a value of €184.3 million.
The operation has been financed by the consortium as follows:
- cash: €1,111.1 million (of which 33%, corresponding to €370.4 million, underwritten by Mediacinco Cartera);
- loan: €1,702.8 million.

The operation has received approval from the following authorities:
- the European Commission on 16/05/2007;
- the German and Austrian Authorities on 22/06/2007.

The public offering

Details will subsequently be given of the public offering to be made on the remaining 19% of the share capital of Endemol N.V. at a price of €24.55 per share (corresponding to the €25 per share paid to Telefonica net of the dividend of €0.45 per share paid out on 31/05/2007).

The value of the operation for Mediaset and Gestevision Telecinco

For Mediaset and Gestevision Telecinco this operation has an industrial and financial value:
- industrial, due to the growing importance of content, both for generalist television and for interactive digital platforms, both "free" and paid for services;
- financial, given that the acquisition is being effected by Mediacinco Cartera, in partnership with other buyers. The operation will consequently have no significant impact on the consolidated accounts

of the Mediaset Group. Moreover, the structure of the deal means that there is a minimisation of capital employed and the maximisation of ROI.

Composition of the consortium

The partners in the consortium are:

- Mediacinco Cartera, a company registered in Spain, 75% owned by Gestevision Telecinco S.A. and 25% by Mediaset;
- Cyrte Fund II, a private equity fund specialised in investments in the telecoms, media and technology sectors- The major shareholder is John de Mol, founder of Endemol N.V.;
- GS Capital Partners is the private equity vehicle through which The Goldman Sachs Group, Inc. conducts its privately negotiated corporate equity investment activities.

The buyers have been assisted in the operation by Mediobanca and Goldman Sachs International.

What is Endemol

Endemol N.V. is a multinational company operating in 25 countries around the world and a leader in the creation, marketing and production of television programmes. The following are highlights form the results of Endemol N.V. for the year to 31 December 2006:

- revenues: €1,117.4 million (+24.1% on 2005);
- EBITDA: €177,1 million (+15.9% on 2005);
- Net profit: €96,8 million (+17.2% on 2005);
- Net financial position: -€10.4 million (compared with -€48.1 million in 2005).

Cologno Monzese, 3 July 2007

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET

PRESS RELEASE

AGREEMENT SIGNED FOR THE ACQUISITION OF MEDUSA

MEDIASET BETS ON ITALIAN CINEMA

AFTER ENDEMOL, ANOTHER STEP TOWARDS GREATER CONTROL OF CONTENT

Renewed top management at Medusa: Carlo Rossella, chairman, Giampaolo Letta, MD

Mediaset S.p.a. has reached an agreement with Fininvest S.p.A. to buy 100% of the share capital of the Medusa Group. The closing of the operation is expected to take place on 16 July 2007.
Fininvest S.p.A. has a 35.97% stake in Mediaset S.p.A. and owns 100% of the Medusa Group.

<u>The value of the operation for Mediaset</u>
The acquisition of Medusa, national leader in film production and distribution, is for Mediaset an operation of strategic significance that will:

- reinforce the company's position in the content area (following the recent Endemol operation) focused production and the exploitation of film rights which are a primary resource across all platforms;
- allow direct and growing involvement in the production of Italian cinema, a relevant feature of the scheduling requirements of the Mediaset Group's channels, which thanks to recent investments will translate into growth across the entire sector and support the cultural value of national production;
- generate further diversification into areas adjoining its "core business" (theatrical management, home video)

<u>The nature of the agreement</u>
The price for the operation, which is of €152 million, has been calculated on the basis of the net assets of the Medusa Group at 31/12/2006.
In the form of an integration of the price, Mediaset S.p.A. has promised to pay to Fininvest S.p.A. a balance of up to a maximum of €18 million, to be related to box office receipts from films distributed in the 2007-2008 seasons.

In support of the resolutions made by Mediaset's boards regarding the operation, the investment bank Lehman Brothers International has determined that the price is in line with market values.

What is the Medusa Group

The Medusa Group operates in the production and distribution of Italian and international films, cinema management, the development of multiplex complexes and home entertainment.

The main companies of the Medusa Group are the parent company Medusa Film and the companies Medusa Cinema, Medusa Multicinema and Medusa Video, all of which are wholly-owned subsidiaries.

- Medusa Film is engaged in film production (investments in Italian cinema production amounts to around €65 million) and the distribution of films and rights for theatrical release, free-to-air television, pay-TV and pay-per-view. In the distribution sector, in 2006, Medusa came overall second and was the top Italian company with a market share of 13% (in 2005 it was in the fourth and second places respectively, with a market share of 10.3%). In the current season, which began on 1/12/2006, Medusa is the overall leading distribution company with a market share of around 18%.
- Medusa Cinema and Medusa Multicinema are among the biggest cinema operators in the Italian market in terms of tickets sold and the number of screens (with a network that covers Italy's most important cities, above all in the north of the country). The companies currently run 101 screens, of which 100 are in multiplex complexes and one in a traditional theatre.
- Medusa Video operates in the home entertainment sector, where it is among the leading Italian players in the distribution of films, documentaries, cartoons, and TV programmes on videocassette and DVD.

Business results and assets of the Medusa Group

Here are the financial highlights of the Medusa Group for the year to 31 December 2006:

- the Medusa Group's consolidated net assets at 31/12/2006 amounted to €152 million
- net revenues: €195.5 million (+18.3% on 2005)
- operating profit was up compared with 2005: from -€3.0 to +€16.8 million
- net profit was up compared with 2005: from -€4.6 to +€6.7 million
- the consolidated net financial position was up on 2005: from -€85.7 to -€55.0 million

GRUPPO MEDIASET

New top management

In view of the announced resignation of the board of directors of the Medusa Group, that will be formalised before the closing of the operation, Mediaset's executive committee, which met today, has drawn up the new top management for the company.

Carlo Rossella, who will step down as editor of TG5, has been nominated to take over as chairman. Rossella, after an extraordinary journalistic career which has seen him as the editor of national daily newspapers, newsmagazines and TV news programmes, has the ideal experience and authority to be the chairman of a company like Medusa that is engaged, at a national and international level, in editorial and cultural activities.

Giampaolo Letta has been confirmed in his role as deputy chairman and managing director and will guarantee great experience and continuity in the management of the various aspects of film production and distribution.

Cologno Monzese, 3 July 2007

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET

PRESS RELEASE

MEDUSA ACQUISITION FINALISED
NEW BOARD APPOINTED

Today saw the finalisation of the agreement between the operating company of the Mediaset Group, Rti Spa, and Fininvest Spa for the acquisition of the Medusa Group that was initially announced on 3 July 2007.

The previously stated values have been confirmed and the operation is between associated companies that because of its characteristics does not fall within the terms of Art. 71-*bis* of the Issuers Regulations, as indicated in the earlier announcement.

As foreseen, the members of the board of directors today formalized their resignation and the company proceeded to nominate the new board: Carlo Rossella, Giampaolo Letta, Pier Silvio Berlusconi, Giuliano Adreani, Marco Giordani and Francesco Barbaro.

Carlo Rossella has been nominated chairman, while Giampaolo Letta was confirmed in his role as deputy chairman and managing director.

Cologno Monzese, 10 July 2007

Department of Communications and Press Relations
Tel. +39 0225149301
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*CONFALONIERI*	NOME / FIRST NAME	*FEDELE*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*MEDIASET*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA'

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*CONFALONIERI*	NOME / FIRST NAME	*FEDELE*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION²	CODICE ISIN / ISIN CODE³	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT⁴	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)⁵	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION⁶	NOTE / NOTES
10/07/2007	A	IT0001063210	MEDIASET	AZO	9.000	7,666	68.994	MERC-IT	Unica operazione valorizzata al p. m. ponderato
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							68.994		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3 SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3															
DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITA / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													68,994		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments.
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction.
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction.
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant, in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio, la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options).
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

GRUPPO MEDIASET

PRESS RELEASE

Board of Directors meeting 17 July 2007

INTEGRATION OF STOCK OPTION PLAN 2007

The board of directors of Mediaset, which met today under the chairmanship of Fedele Confalonieri, following the acquisition of Medusa Film through the subsidiary R.T.I. on 10 July, resolved to extend the number of participants in the company's Stock Option Plan for 2007 announced on 28 June 2007.

The board increased to a total of 44 the number of participants eligible to participate in the 2007 plan and consequently today allocated personal and non-transferable option rights, at a unitary exercise price of €7.73, as per the criteria already determined by the board on 28 June.

As a result, the 2007 plan has allocated a total of 3,230,000 option rights, corresponding to 0.27 % of the share capital.

The conditions and period of exercise for such options remain those communicated to the market on 28 June.

Finally, the board nominated the executive responsible for the preparation of the company's accounts, attributing all the necessary powers for the effective completion of such functions.

Cologno Monzese, 17 July 2007

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

END